April 18, 2005

via facsimile and U.S. mail
Mr. John L. Patenaude
Chief Financial Officer and Treasurer
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063

	Re:	Nashua Corporation
		Form 10-K, for the year ended December 31, 2004
      File No. 1-05492


Dear: Mr. John L. Patenaude


      We have reviewed the above filing and have the following accounting. We have limited our review to only the matters addressed below and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












10-K for the year ended December 31, 2004


Financial Statements

Consolidated Statements of Operations, page 36

1. Tell us the amount of depreciation and amortization you have reflected in your measures of cost of sales and gross margin for each year presented.

Note 2 - Business Changes, page 44

		Business Acquisitions

2. We note that you have characterized several transactions under this heading as asset purchases, and that you have not provided the disclosures ordinarily required for business acquisitions, pursuant to the guidance in SFAS 141. Please expand your disclosure to describe the purchase consideration and any other information necessary to understand the utility of the assets or operations acquired and the overall significance of the acquisitions identified.
Please also submit the analysis that you performed under EITF 98-
3,
as referenced in footnote 4 of SFAS 141, demonstrating that your transactions are indeed asset purchases, rather than business acquisitions, if that is your view.

Note 11 - Commitments and Contingencies, page 54

3. We note your disclosures describing various uncertainties associated with your litigation matters that may lead to material adverse effects on your business, including claims against Cerion, elimination of postretirement health benefits, patent and trademark infringements, and discrimination charges. However, we are unable to locate any disclosure of your estimates of reasonably possible loss, ranges of reasonably possible loss, or the underlying assumptions.

Please submit a roll-forward schedule of all loss contingencies. Include the amounts accrued at each period end, and increases based on acquisitions, initial evaluations, and re-evaluations, and decreases based on dispositions, payments and re-evaluations, all separately and for each period. Also include your estimates of reasonably possible additional loss for each item and the amounts of any damages claimed or estimated by third parties.

Describe those matters for which loss is reasonably possible but for which no accrual has been established, and explain any significant changes that have impacted your financial statements or the levels of exposure.



Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jon Duersch at (202) 942-1761 or Karl Hiller at
(202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director
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Nashua Corporation.
April 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE